Dec. 28, 2012

U.S. Securities & Exchange Commission

450 Fifth St. NW

Washington, DC  20549

Attn: Kevin Rupert

Re: BertoletCapital Trust (Registrant)    File 811-21291

Dear Mr. Rupert,

This letter is in response to comments provided to me by you on Dec. 11 and 17, 2012 regarding Registrant’s Annual Report (Report) Dec. 31, 2011 and Registrant’s Post effectiveAmendment No. 11. Comments are set forth below and followed by Registrant’s response.

1.Comment:  In Schedule of Investments, MVC Capital and Capital Southwest are business development companies and  should be included in the Closed End Funds section.

Response: the change will be made on all future Annual and Semi-annual reports.

2. Comment: Please affirm that Acquired Fund Fees & Expenses (AFFE) section of the Prospectus includes the above referenced funds.

Response: The AFFE section includes MVC Capital and Capital Southwest.

3. Comment: Please confirm that the fee waiver agreement excludes all AFFE from any calculation of fees subject to reimbursement by the Registrant to Advisor. Please filea copy of agreement with next NCSR (Certified Shareholder Report).

Response: Agreement excludes AFFE from any calculation of fee subject to reimbursement byRegistrant to Advisor.  Copy of Agreement will be filed with next NCSR .

4. Comment:Please use the new NCSR Form and attach the Code of Ethics.

Response: The new NCSR Form will be used and the Code of Ethics will be attached.

5. Comment: Please make a POS-EX (Exhibits only) filing to include the accounting consent dated April 26, 2012, which was erroneously omitted from the registration statement. Please confirm that internal control procedures are in place to prevent future exhibit omissions.

Response: The filing was made and the requested internal control procedures are in place.

Registrant acknowledges that:

1.

Registrant is responsible for adequacy & accuracy of  filings reviewed by the staff; and

2.

Changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

If you have any questions or comments, please call me at 212-605-7100. Thank you very much.

                                                                           Sincerely,

/s/       John E.  Deysher, President